SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

JAKKS PACIFIC, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
47012E403
(CUSIP Number)
Alexander H. McMillan Chief Compliance Officer Benefit Street Partners L.L.C. 9 West 57th Street, Suite 4920 New York, NY 10019 (212) 588-6700	with copies to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47012E403

1.	Names of reporting persons Benefit Street Partners L.L.C.
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	236,292*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	236,292*

11.	Aggregate amount beneficially owned by each reporting person	236,292*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	4.8%*
14.	Type of reporting person (see instructions)	IA

*Beneficial ownership percentage is based upon 4,947,918 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020. Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 236,292 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 4.8% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date of this report.

CUSIP No. 47012E403

1.	Names of reporting persons Thomas J. Gahan
2.	Check the appropriate box if a member of a group (see instructions)
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
[ ]
6. Citizenship or place of organization Delaware

Number of	7. Sole voting power	0
shares beneficially	8. Shared voting power	236,292*
owned by
each reporting	9. Sole dispositive power	0
person with	10. Shared dispositive power	236,292*

11.	Aggregate amount beneficially owned by each reporting person	236,292*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
[ ]
13.	Percent of class represented by amount in Row (11)	4.8%*
14.	Type of reporting person (see instructions)	IN

*Beneficial ownership percentage is based upon 4,947,918 shares of common stock, $0.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2020. Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to funds and accounts managed by it (the “BSP Funds”). Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 236,292 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 4.8% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date of this report.

CUSIP No. 47012E403

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on behalf of the entities and individuals listed on the cover pages thereto, filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2020 (the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

The aggregate percentage of Common Stock reported in this Item 5 and set forth in Row 13 of the cover pages filed herewith is calculated based upon 4,947,918 shares of Common Stock outstanding as of November 10, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal period ended September 30, 2020, filed with the Securities and Exchange Commission on November 13, 2020.

BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to the BSP Funds. Thomas J. Gahan controls BSP in his role as Chief Executive Officer of BSP’s sole managing member. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 236,292 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 4.8% of the shares of Common Stock of the Issuer deemed issued and outstanding as of the date of this Schedule 13D.

The following table details the transactions by the Reporting Persons in shares of Common Stock or securities exchangeable for shares of Common Stock during the period commencing sixty (60) days prior to February 24, 2021 (the “Effective Date”), and from the Effective Date through the date of filing this Schedule 13D:

Date	Price	Type of Transaction	Number of Shares
2/23/2021	$8.1349	Open Market Sale	19,698
2/24/2021	$7.986	Open Market Sale	31,049
2/25/2021	$8.1183	Open Market Sale	600

Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock, or securities convertible into, exercisable for or exchangeable for, shares of Common Stock in the last 60 days.

On February 24, 2021, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: March 3, 2021

BENEFIT STREET PARTNERS, L.L.C.

By: /s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

/s/ Thomas J. Gahan
Name: Thomas J. Gahan